Exhibit 12.1

Starwood Hotels & Resorts Worldwide, Inc.

Calculation of Ratio of Earnings to Total Fixed Charges

	Year Ended December 31,
(Dollars in millions, except ratio)	2015	2014	2013	2012	2011
Income from continuing operations before income taxes	$669	$782	$828	$618	$425
Income related to equity method investees	(41)	(27)	(26)	(25)	(11)
	628	755	802	593	414
Add/(deduct):
Fixed charges	154	138	147	215	283
Interest capitalized	(7)	(5)	(7)	(7)	(42)
Amortization of capitalized interest	8	10	23	66	19
Distributed income of equity method investees	57	39	30	28	22
Noncontrolling interest in pre-tax loss (income)	—	—	—	—	2
Earnings available for fixed charges	$840	$937	$995	$895	$698
Fixed charges:
Interest and other financial charges	$116	$98	$103	$172	$203
Interest factor attributable to rentals (a)	31	35	37	36	38
Interest capitalized	7	5	7	7	42
Total fixed charges	$154	$138	$147	$215	$283
Ratio of earnings to fixed charges	5.45	6.79	6.77	4.16	2.47

Notes:

(a)	The interest factor attributable to rentals consists of one-third of rental charges, which is deemed by Starwood to be representative of the interest factor inherent in rents.